UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

FOUNTAIN VIEW, INC.

(Name of Applicant)

27442 Portola Parkway, Suite 200

Foothill Ranch, California 92610

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified:

Title of class	Amount
Senior Secured Increasing Rate Notes Due 2008	Up to a maximum aggregate principal amount of $110,000,000[1]

Approximate date of proposed public offering:

On, or as soon as practicable after, the Effective Date of the Company’s Plan of Reorganization

Fountain View, Inc.

27442 Portola Parkway, Suite 200

Foothill Ranch, California 92610

Attn: Roland Rapp, General Counsel and Chief Administrative Officer

(949) 282 5800

(Name and address of agent for service)

With copies to:

Patrick T. Seaver

Latham & Watkins

650 Town Center Drive

Costa Mesa, CA 92626

(714) 540-1235

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

[1]	The actual aggregate principal amount of the Notes to be outstanding will depend on the date of the Effective Date of the Company’s Plan of Reorganization as described herein.

GENERAL

Item 1.    General Information.

(a)    Fountain View, Inc. (the “Company”) is a corporation.

(b)    The Company is organized under the laws of Delaware. The mailing address for the Company is Fountain View, Inc., Attn: Secretary/Chief Financial Officer, 27442 Portola Parkway, Suite 200, Foothill Ranch, California 92610.

Item 2.    Securities Act Exemption Applicable.

On October 2, 2001, the Company and its subsidiaries (the “Debtors”) filed a petition in the United States Bankruptcy Court for the Central District of California, Los Angeles Division (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”).

The Debtors filed their Third Amended Joint Plan of Reorganization dated April 22, 2003 (as amended, the “Plan”) with the Bankruptcy Court on June 30, 2003 and their Disclosure Statement relating to the Plan dated April 22, 2003 (the “Disclosure Statement”) with the Bankruptcy Court on April 22, 2003. The Chapter 11 case of the Debtors was confirmed by an order of the Bankruptcy Court on July 10, 2003. Pursuant to the Plan, the Company will issue its new Senior Subordinated Secured Increasing Rate Notes Due 2008 (the “New Notes,” as further described in the Plan) under an indenture (the “Indenture”) between the Company, U.S. Bank National Association, as trustee (the “Trustee”), and certain guarantor subsidiaries of the Company identified therein (the “Guarantors”). The Indenture is the subject of this application. A copy of the Indenture is attached hereto as Exhibit T3C, a copy of the Disclosure Statement relating to the Plan is attached hereto as Exhibit T3E-1 and a copy of the Plan is attached hereto as Exhibit T3E-2. Capitalized terms used herein and not defined herein shall have the meanings given to such terms in the Plan. On or shortly following the date on which the Company consummates the Plan (the “Effective Date”), the holders of Allowed Class 9 Claims, consisting of claims held by holders of the Company’s outstanding 11¼% Senior Subordinated Note due 2008 (the “Old Notes”) will receive in satisfaction of such claims a pro rata portion of (i) the New Notes, (ii) 58,642 shares of new Common Stock of the Company, and (iii) $50 million dollars, plus an amount equal to the amount (if any) by which the Debtors’ cash, cash equivalents, and undrawn revolving commitments on the Effective Date exceed $30 million after giving effect to all payments required by the Plan (the “Cash Payment Amount”). The New Notes will be due five years after the Effective Date. The aggregate principal amount of the New Notes (the “Authorized Principal Amount”) will be equal to an amount determined by the result of (i) $133,012,500, plus (ii) post petition interest on $133,012,500 from October 2, 2001 to the Effective Date at the rate of 9½% per annum, minus (iii) the Initial Cash Payment.

The Company has completed a solicitation of acceptances of the proposed Plan. The Company is relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), to exempt the offering of the New Notes pursuant to the solicitation and Section 1145(a)(1) of Title 11 of the Bankruptcy Code to exempt the offer, exchange and distribution of the New Notes pursuant to the Plan from the registration requirements of the Securities Act and state securities and “blue sky” laws. Generally, Section 1145(a)(1) of Title 11 of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the offer of the New Notes under the Solicitation and the exchange of New Notes for Old Notes under the Plan will satisfy the requirements of Section 3(a)(9) of the Securities Act and Section 1145(a)(1) of the Bankruptcy Code, respectively, and, therefore, such offer and exchange is exempt from the registration requirements referred to above. There has not been, nor is there going to be, any sales of New Notes by the Company or by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the New Notes. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan. The Debtors are not aware of any entity to which New Notes will be issued that is an “underwriter” as that term is defined in Section 1145(b) of the Bankruptcy Code.

AFFILIATIONS

Item 3.    Affiliates.

(a)    Set forth on Annex A hereto is a list of all direct and indirect subsidiaries of the Company (the “Subsidiaries” and each a “Subsidiary”). Unless stated otherwise, each Subsidiary is wholly owned by the Company and each Subsidiary will continue its corporate existence unchanged after the Effective Date.

(b)    See Item 5 for “Principal Owners of Voting Securities” of the Company, some of whom may be deemed to be “affiliates” of the Company and the Subsidiaries by virtue of their holdings.

MANAGEMENT AND CONTROL

Item 4.    Directors and Executive Officers.

The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”), respectively) of the Company. The mailing address for each executive officer and director listed below is c/o Fountain View, Inc., 27442 Portola Parkway, Suite 200, Foothill Ranch, California 92610. Each of the executive officers and directors listed below are expected to hold their same positions as of the Effective Date.

Name	Position
Boyd Hendrickson	Chief Executive Officer
Jose Lynch	President
John Harrison	Chief Financial Officer
Roland Rapp	General Counsel and Chief Administrative Officer
Allan Crommett	Chief Information Officer
Kelly Atkins	Senior VP of Operations-CA
Eddie Parades	Senior VP of Operations-TX
Joan Redden	Senior VP of Clinical Services
Ted Chigaros	VP of Business Development and Managed Care
Robert Fancy	VP Risk Management and Insurance
Brad Gibson	VP of Operations Finance
Scott Petterson	VP Corporate Controller
Lori Stewart	VP of Human Resources
William Scott	Chairman of the Board
Robert Snukal	Director
Sheila Snukal	Director
Peter Hermann	Director
Michael Gilligan	Director
Mark Jrolf	Director
Michel Reichert	Director
Scott Gross	Director
Tim Parris	Director
Keith Abrahams	Director

Item 5.    Principal Owners of Voting Securities.

(a)    The following table sets forth the voting securities as to each person beneficially owning 10 percent or more of the voting securities of the Company as of the date of this application. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date:

Name and Complete Mailing Address	Class A Common Stock		Percentage of Class A Common Stock	Class C Common Stock		Percentage of Class C Common Stock	Percentage of All Outstanding Voting Securities
Entities and Individuals Affiliated with Heritage Fund II, L.P.(1)	525,633	(2)	52.6%	11,853	(3)	36.4%	52.1%
Robert M. and Sheila S. Snukal(4)	149,484		14.9%				14.6%

1)	The address of Heritage Fund II, L.P. is c/o Heritage Partners, Inc., 30 Rowes Wharf, Boston, MA 02110. The general partner of Heritage Fund II, L.P. is HF Partners II, LLC. The three managers of HF Partners II, LLC are Michel Reichert, Peter Z. Hermann and Michael F. Gilligan. Heritage Fund II, L.P. has a management agreement under which it receives management services from Heritage Partners Management Company, Inc. The stockholders, board members and principal officers of Heritage Partners Management Company, Inc. are Messrs. Reichert, Hermann and Gilligan. Each of Messrs. Reichert, Hermann and Gilligan may be deemed to control the voting and disposition of the securities owned by Heritage Fund II, L.P., and accordingly may be deemed to have shared voting and investment power with respect to all shares held by Heritage Fund II, L.P. However, each of such persons disclaim beneficial ownership of the securities held by Heritage Fund II, L.P. Pursuant to a Stockholders Agreement, Heritage Fund II, L.P. has a proxy to vote an additional 474,367 shares held by other stockholders, representing approximately 46.5% of the Company’s voting stock, except with respect to matters the effect of which on such other stockholders differs materially and adversely from the effect on Heritage Fund II, L.P. Heritage Fund II, L.P. and Messrs. Reichert, Hermann and Gilligan disclaim beneficial ownership of the shares subject to this proxy.

2)	Excludes 429 shares of Class A Common Stock held by Heritage Investors II, LLC. Heritage Investors II, LLC was formed to permit employees of Heritage Partners Management Company, Inc. to make co-investments in portfolio companies of Heritage Fund II, L.P. Its sole manager is Heritage Partners Management Company, Inc. Heritage Fund II, L.P. and Messrs. Reichert, Hermann and Gilligan disclaim beneficial ownership of the shares held by Heritage Investors II, LLC.

3)	The number of shares indicated are issuable upon the exercise of a warrant to purchase Class C Common Stock at an exercise price of $0.01 per share. The warrant is immediately exercisable.

4)	The address of such stockholders is c/o Fountain View, Inc., 27442 Portola Parkway, Suite 200, Foothill Ranch, California 92610.

(b)    The following table sets forth the voting securities as to each person expected to beneficially own 10 percent or more of the voting securities of the Company promptly following the Effective Date. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date:

Name	Common Stock		Percentage of Common Stock	Series A Preferred Stock	Percentage of Series A Preferred Stock	Percentage of All Outstanding Voting Securities
Heritage Fund II, L.P.	597,513	(1)	49.6%	2,658	17.7%	49.5%
Robert M. and Sheila S. Snukal	166,555		14.0%			13.9%

1)	The number of shares indicted includes 11,853 shares issuable upon the exercise of a warrant to purchase Common Stock at an exercise price of $0.01 per share. The warrant will be exercisable as of the Effective Date. Each of Messrs. Michael Reichert, Michael F. Gilligan and Peter Z. Hermann may, through one or more intermediaries be deemed to control the voting and disposition of the securities owned by Heritage Fund II, L.P., and accordingly may be deemed to have shared voting and investment power with respect to all shares held by Heritage Fund II, L.P However, each of such persons disclaim beneficial ownership of the securities held by Heritage Fund II, L.P. Excludes 477 shares of Common Stock to be held by Heritage Investors II, LLC. Heritage Fund II, L.P. and Messrs. Reichert, Gilligan and Hermann disclaim beneficial ownership of the shares held by Heritage Investors II, LLC. Pursuant to a Stockholders Agreement, Heritage Fund II, L.P. is expected to have a proxy to vote an additional approximately 609,387 shares held by other stockholders, representing all of the Company’s voting stock not held by Heritage Fund II, L.P., except with respect to matters the effect of which on such other stockholders differs materially and adversely from the effect on Heritage Fund II, L.P. Heritage Fund II, L.P. and Messrs. Reichert, Gilligan and Hermann disclaim beneficial ownership of the shares subject to this proxy.

UNDERWRITERS

Item 6.    Underwriters.

(a)    No person has acted as an underwriter for the Company within the past three years.

(b)    No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

Item 7.    Capitalization.

(a)    Existing and Future Capitalization.    As of the date of this Application, the Company has two classes of capital stock: Common Stock, $0.01 par value per share, and Preferred Stock, $0.01 par value per share. The total authorized number of shares of each class of capital stock is (i) 3,000,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock. In addition, the Company has outstanding immediately exercisable warrants to purchase Class C Common Stock at an exercise price of $0.01 per share. The following table sets forth information with respect to each class of securities of the Company as of the date of this Application:

Title of Class	Amount Authorized	Amount Outstanding
Class A Common Stock	1,500,000	1,000,000
Class B Common Stock	200,000	114,202
Class C Common Stock	1,200,000	20,742
Series A Preferred Stock	200,000	15,000
11¼% Senior Subordinated Notes Due 2008	$170,000,000	$133,012,500

As of the Effective Date, the Company will have two classes of capital stock: Common Stock, $0.01 per value per share, and Preferred Stock, $0.01 par value per share. The total authorized number of shares of each class of capital stock as of the Effective Date will be (i) 1,500,000 shares of Common Stock and (ii) 1,000,000 shares of Preferred Stock. Pursuant to the Plan, (i) each holder of Class A Common Stock will receive 1.1142 shares of new Common Stock (the “New Common Stock”) for each share of Class A Common Stock held by them immediately prior to the Effective Date; (ii) all shares of Class B Common Stock will be cancelled; (iii) each holder of Class C Common Stock will receive one share of New Common Stock for each share of Class C Common Stock held by them immediately prior to the Effective Date, (iv) each holder of Series A Preferred Stock will receive a share of new Series A Preferred Stock (the “New Series A Preferred Stock”) for each share of Series A Preferred Stock held by them immediately prior to the Effective Date and (v) each holder of a warrant to purchase Class C Common Stock will receive a warrant to purchase a number of shares of New Common Stock that is equal to the number of shares of Class C Common Stock issuable upon the exercise of warrants held by them immediately prior to the Effective Date. The following table sets forth information with respect to each authorized series of securities of the Company expected to be outstanding promptly following the Effective Date:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	1,500,000	1,193,586
Series A Preferred Stock	15,000	15,000
Senior Secured Increasing Rate Notes Due 2008	Authorized Principal Amount	Authorized Principal Amount

(b)    Voting Rights.    As of the date of this Application, at every meeting of the stockholders (or for actions by written consent of stockholders), except as otherwise required by law, on all matters to be voted on by the stockholders of the Company:

(i)    the Series A Preferred Stock is non-voting, and the holders thereof, as such, are not entitled to vote on matters to be voted upon by the stockholders of the Company;

(ii)    each holder of Class A Common Stock is entitled to one vote for each such share held by such holder,

(iii)    the Series B Common Stock is non-voting, and the holders thereof, as such, are not entitled to vote on matters to be voted upon by the stockholders of the Company; and

(iv)    each holder of Class C Common Stock is entitled to one vote for each such share held by such holder.

As of the Effective Date, at every meeting of the stockholders (or for actions by written consent of stockholders), except as otherwise required by law, on all matters to be voted on by the stockholders of the Company:

(i)    the holders of the New Common Stock and New Series A Preferred Stock will vote together as a single class;

(ii)    each holder of New Series A Preferred Stock will be entitled to one tenth of one vote for each such share held by such holder; and

(iii)    each holder of New Common Stock will be entitled to one vote for each such share held by such holder.

INDENTURE SECURITIES

Item 8.    Analysis of Indenture Provisions.

The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture.

(a)    Events of Default; Withholding of Notice.    The “Events of Default” set forth in the Indenture include:

(i)    a default for 30 days in the payment when due of interest on the New Notes;

(ii)    a default in payment when due of principal on the New Notes;

(iii)    the failure by the Company or any of its Subsidiaries to comply with Section 4.07 (Restricted Payments), 4.11 (Asset Sales), 4.15 (Offer to Repurchase Upon Change of Control) or Article 5 (Successors) of the Indenture;

(iv)    the failure by the Company or any of its Subsidiaries for 30 days after notice to comply with any of the provisions of Section 4.08 (Limitation on Restricted Investments), 4.10 (Incurrence of Indebtedness) or 4.20 (Perfection of Security Interests) of the Indenture;

(v)    the failure by the Company or any of its Subsidiaries for 60 days after written notice to comply with any of its other agreements in the Indenture, the New Notes or the Security Documents;

(vi)    a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness after any applicable grace period provided by the documents governing such Indebtedness, which default has not been waived or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness which has been not so paid or the maturity of which has been so accelerated, aggregates $5.0 million or more (other than Existing Indebtedness, the Exit Facility or the Senior Mortgage Loan, to the extent it is secured by or paid by the drawing against a letter of credit permitted to be issued under the Indenture);

(vii)    the receipt by the Collateral Agent of a written notice under the Collateral Agency Agreement from the Claims Agent to realize and foreclose upon the Collateral;

(viii)    failure by the Company or any Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(ix)    certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries that is a Restricted Subsidiary or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary as set forth in the Indenture;

(x)    except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid in any material respect or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee;

(xi)    the Liens created by the Security Documents shall at any time not constitute a valid and perfected Liens on the Collateral intended to be covered thereby in favor of the Collateral Agent, free and clear of all other Liens (other than Permitted Liens), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 15 days after notice, or the enforceability thereof shall be contested by the Company or any Subsidiary Guarantor;

(xii)    failure of the Company to make, when due, any transfer, delivery, pledge, assignment or grant of Collateral required to be made by it and such failure continues unremedied for ten Business Days after notice of such failure is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the then outstanding New Notes; or

(xiii)    except as permitted by the Indenture, any Subsidiary Guarantee is held in any judicial proceeding to be unenforceable or invalid in any material respect or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee.

If any Event of Default (other than an Event of Default arising from certain events of bankruptcy or insolvency) occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately. In the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, with respect to the Company, any Significant Subsidiary that is a Restricted Subsidiary or any group of Restricted Subsidiaries, that taken together would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable without further action or notice.

Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of at least 60% in aggregate principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the New Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. The Holders of at least 60% in aggregate principal amount of the then outstanding New Notes by notice to the Trustee may on behalf of the Holders of all of the New Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the New Notes.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Holder of a Note may pursue any remedy under the Indenture unless:

(i)    such Holder has previously given to the Trustee written notice of a continuing Event of Default;

(ii)    the Trustee shall have received a request from Holders of at least 25% in principal amount of outstanding New Notes to pursue such remedy;

(iii)    such Holder offers and, if requested, provides to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(iv)    the Trustee shall have failed to act for a period of 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(v)    no direction inconsistent with such written request has been given to either Trustee during such 60 day period by Holders of a majority in principal amount of the outstanding New Notes.

provided, however, such provision does not affect the right of a Holder of a New Note to sue for enforcement of any overdue payment thereon.

The Indenture provides that if an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee must mail to Holders of New Notes a notice of the Event of Default within 90 days after the Trustee knows of the Event of Default. Except in the case of an Event of Default relating to the payment of principal of or interest on any Note, the Trustee may withhold the notice if it determines that withholding the notice is in the interests of the Holders of the New Notes.

In addition, an officer of the Company and each Guarantor is generally required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether there has been an Event of Default during the preceding fiscal year and describing any Events of Default that have occurred of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto. The Company also is required to deliver to the Trustee, within ten Business Days after the Company becomes aware of the occurrence thereof, written notice of any event which would constitute an Event of Default, its status and what action the Company is taking or proposes to take in respect thereof.

(b)    Authentication and Delivery of the New Notes Under the Indenture and Application of Proceeds Thereof.

The Trustee shall, upon a Company Order, authenticate New Notes for original issue up to the aggregate principal amount equal to the Authorized Principal Amount.

No New Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such New Note has been duly authenticated under the Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate New Notes on behalf of the Trustee. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for Old Notes pursuant to the Plan.

(c)    Release of Any Note Collateral Subject to the Lien of the Indenture.

Collateral may be released from the Liens created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents or the Indenture. Upon the request of the Company and the delivery of an Officer’s Certificate and an Opinion of Counsel certifying that any sale, conveyance or disposal of any Collateral has been effected in compliance with the provisions of the Indenture, the Trustee will release such Collateral. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of the Liens created by the Security Documents will not be deemed to impair the Liens on the Collateral in contravention of the provisions of the Indenture if and to the extent that the Liens on Collateral are released, or the Security Documents are terminated, pursuant to the Indenture or the applicable Security Documents. To the extent applicable, the Company and each obligor on the Notes will cause § 314(d) of the TIA relating to the release of property or securities from the Lien of the Indenture and the Security Documents to be complied with.

(d)    Satisfaction and Discharge of the Indenture.

It shall be a condition to the Company’s exercising Legal Defeasance or Covenant Defeasance that:

(i)    the Company has irrevocably deposited with the Trustee, in trust, for the benefit of the Holders of the New Notes, cash in United States dollars, noncallable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding New Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the New Notes are being defeased to maturity or to a particular redemption date;

(ii)    in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the Holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)    in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)    no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as certain bankruptcy related proceedings are concerned, at any time in the period ending on the 91st day after the date of deposit;

(v)    such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is bound;

(vi)    the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(vii)    the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of New Notes over any other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others; and

(viii)    the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

If the Company exercises Legal Defeasance, it and the Guarantors will be discharged from any and all obligations in respect of the New Notes and to have satisfied all its other obligations under the Indenture and the Security Documents, except in each case for (A) the rights of Holders of outstanding New Notes to receive payments in respect of the principal of and interest on such New Notes when such payments are due, solely from the trust funds, (B) the obligations to satisfy the conditions to Legal Defeasance, (C) the obligations to register the transfer or exchange of such New Notes, replace stolen, lost or mutilated New Notes, maintain paying agencies, hold moneys for payment in trust and certain other administrative actions, and (D) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture and the Company’s obligations in connection therewith.

If the Company exercises Covenant Defeasance it and the Guarantors need not comply with Sections 4.03 (Reports; Fiscal Year), 4.05 (Payment of Taxes), 4.07 (Restricted Payments), 4.08 (Limitation on Restricted Investments), 4.09 (Dividend and Other Payment Restrictions Affecting Subsidiaries), 4.10 (Incurrence of Indebtedness and Issuance of Preferred Stock), 4.11 (Asset Sales), 4.12 (Transactions with Affiliates), 4.13 (Liens), 4.15 (Offer to Repurchase Upon Change of Control), 4.17 (Additional Subsidiary Guarantees), 4.18 (Sale and Leaseback Transactions), 4.19 (Maintenance of Insurance), 4.20 (Perfection of Security Interests) and 4.21

(Limitation on Issuance of Capital Stock of Restricted Subsidiaries) of the Indenture. In such event the New Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes under the Indenture (it being understood that such New Notes shall not be deemed outstanding for accounting purposes).

(e)    Evidence Required to be Furnished by the Obligor to the Trustee as to Compliance with the Conditions and the Covenants Provided for in the Indenture.

The Company and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers’ Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon and in any event within 10 Business Days after any Officer’s becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered by the Company shall be accompanied by a written statement of the Company’s independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Article 4 or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof.

Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company is required to furnish to the Trustee:

(i)    an Officers’ Certificate in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and

(ii)    an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Item 9.    Other Obligors.

The Company’s obligations with respect to the New Notes will be guaranteed by each Subsidiary Guarantor. A schedule of names and addresses of the Subsidiary Guarantors is attached as Annex B hereto.

Contents of Application for Qualification.    This application for qualification comprises:

(a)    Pages number 1 to 12, consecutively.

(b)    The statement of eligibility and qualification on Form T-1 of U.S. Bank National Association as Trustee under the Indenture to be qualified (filed herewith as Exhibit 25.1).

(c)    The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1*	Certificate of Incorporation and Certificates of Amendment to Certificate of Incorporation of the Company, as in effect on the date of filing hereof.

Exhibit T3A-2	Amended and Restated Certificate of Incorporation of the Company anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3B*	Bylaws of the Company, as in effect on the date of filing hereof, which are anticipated to be in effect on the Effective Date.

Exhibit T3C	Form of Indenture among the Company, the Subsidiary Guarantors and U.S. Bank National Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E-1	Debtors’ Disclosure Statement dated April 22, 2003 (filed herewith).

Exhibit T3E-2	Debtors’ Third Amended Joint Plan of Reorganization, dated April 22, 2003 (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

*	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-57279) filed with the Securities and Exchange Commission on June 19, 1998, as amended.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Fountain View, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Foothill Ranch and State of California, on July 15, 2003.

(SEAL)		FOUNTAIN VIEW, INC.

		By:	/s/ Roland Rapp
		Name: Title:	Roland Rapp General Counsel and Chief Administrative Officer

Attest:	/s/ John Harrison
Name: Title:	John Harrison Chief Financial Officer

Annex A

Subsidiaries of the Company

Existing Subsidiaries to be Merged out of Existence Prior to the Effective Date

Subsidiary Name	State of Formation	Type of Entity
Fountain View Holdings, Inc.	Delaware	Corporation
Locomotion Therapy, Inc.	Delaware	Corporation
On-Track Therapy Center, Inc.	California	Corporation
Summit Care Texas Equity, Inc.	California	Corporation
Summit Care Texas, No. 2, Inc.	Texas	Corporation
Summit Care Texas, No. 3, Inc.	Texas	Corporation
Summit Care-California, Inc.	California	Corporation
Subsidiaries that will be in existence as of the Effective Date
Subsidiary Name	State of Formation	Type of Entity
Alexandria Care Center, Inc. (currently Alexandria Convalescent Hospital)	California	Corporation
Alta Care Center, LLC	Delaware	LLC
Anaheim Terrace Care Center, LLC	Delaware	LLC
Bay Crest Care Center, LLC	Delaware	LLC
Briarcliff Nursing and Rehabilitation Center GP, LLC	Delaware	LLC
Briarcliff Nursing and Rehabilitation Center, LP	Delaware	LP
Brier Oak on Sunset, Inc. (currently Briar Oak Convalescent, Inc.)	California	Corporation
California Secured Resources, LLC	Delaware	LLC
California Secured Resources, LLC	Delaware	LLC
Carehouse Healthcare Center, LLC	Delaware	LLC
Carson Senior Assisted Living, LLC	Delaware	LLC
Clairmont Beaumont GP, LLC	Delaware	LLC
Clairmont Beaumont, LP	Delaware	LP
Clairmont Longview GP, LLC	Delaware	LLC
Clairmont Longview, LP	Delaware	LP
Colonial New Braunfels Care Center, LP	Delaware	LP
Colonial New Braunfels GP, LLC	Delaware	LLC
Colonial Tyler Care Center, LP	Delaware	LP
Colonial Tyler GP, LLC	Delaware	LLC
Comanche Nursing Center GP, LLC	Delaware	LLC
Comanche Nursing Center, LP	Delaware	LP
Coronado Nursing Center GP, LLC	Delaware	LLC
Coronado Nursing Center, LP	Delaware	LP
Devonshire Care Center, LLC	Delaware	LLC
Elmcrest Care Center, Inc. (currently Elmcrest Convalescent Hospital)	California	Corporation
Flatonia Oak Manor GP, LLC	Delaware	LLC
Flatonia Oak Manor, LP	Delaware	LP
Fountain Care Center, LLC	Delaware	LLC
Fountain Senior Assisted Living, LLC	Delaware	LLC
Fountain View, Inc.	Delaware	Corporation
Fountain View Reinsurance Ltd.	Cayman Islands	Corporation
Fountain View Subacute and Nursing Center, Inc. (currently Fountainview Convalescent Hospital)	California	Corporation
Guadalupe Valley Nursing Center GP, LLC	Delaware	LLC

Annex A-1

Subsidiary Name	State of Formation	Type of Entity
Guadalupe Valley Nursing Center, LP	Delaware	LP
Hallettsville Rehabilitation and Nursing Center, LP	Delaware	LP
Hallettsville Rehabilitation GP, LLC	Delaware	LLC
Hallmark Investment Group, Inc.	Delaware	Corporation
Hallmark Rehabilitation GP, LLC	Delaware	LLC
Hallmark Rehabilitation, LP	Delaware	LP
Hancock Park Rehabilitation Center, Inc. (currently BIA Hotel Corp.)	California	Corporation
Hancock Park Senior Assisted Living, Inc. (currently AIB, Corp.)	California	Corporation
Hemet Senior Assisted Living, LLC	Delaware	LLC
Hospitality Nursing and Rehabilitation Center, LP	Delaware	LP
Hospitality Nursing GP, LLC	Delaware	LLC
I’NO., Inc.	California	Corporation
Leasehold Resource Group, LLC	Delaware	LLC
Live Oak Nursing Center GP, LLC	Delaware	LLC
Live Oak Nursing Center, LP	Delaware	LP
Montebello Care Center, LLC	Delaware	LLC
Monument Rehabilitation and Nursing Center, LP	Delaware	LP
Monument Rehabilitation GP, LLC	Delaware	LLC
Oak Crest Nursing Center GP, LLC	Delaware	LLC
Oak Crest Nursing Center, LP	Delaware	LP
Oakland Manor GP, LLC	Delaware	LLC
Oakland Manor Nursing Center, LP	Delaware	LP
Rio Hondo Subacute and Nursing Center, Inc. (currently Rio Hondo Nursing Center)	California	Corporation
Royalwood Care Center, LLC	Delaware	LLC
Secured Resource Management GP, LLC	Delaware	LLC
Sharon Care Center, LLC	Delaware	LLC
SHG Investments, LLC	Delaware	LLC
SHG Property Resources, LLC	Delaware	LLC
SHG Secured Resources, LP	Delaware	LP
Skilled Healthcare, LLC	Delaware	LLC
Southwood Care Center GP, LLC	Delaware	LLC
Southwood Care Center, LP	Delaware	LP
Spring Senior Assisted Living, LLC	Delaware	LLC
Summit Care Corporation	California	Corporation
Summit Care Management Texas, Inc. (to be converted to a Delaware limited liability company prior to the Effective Date)	Texas	Corporation
Summit Care Management Texas, LLC (to be converted from a Texas corporation prior to the Effective Date)	Delaware	LLC
Summit Care Pharmacy, Inc. (dba Skilled Care Pharmacy)	California	Corporation
Summit Care Texas, LP	Texas	LP
Sycamore Park Care Center, Inc. (currently Sycamore Park Convalescent Hospital)	California	Corporation
Texas Cityview Care Center GP, LLC	Delaware	LLC
Texas Cityview Care Center, LP	Delaware	LP
Texas Heritage Oaks Nursing and Rehabilitation Center GP, LLC	Delaware	LLC
Texas Heritage Oaks Nursing and Rehabilitation Center, LP	Delaware	LP
Texas Secured Resources, LLC	Delaware	LLC
The Clairmont Tyler GP, LLC	Delaware	LLC
The Clairmont Tyler, LP	Delaware	LP
The Earlwood, LLC	Delaware	LLC
The Woodlands Healthcare Center GP, LLC	Delaware	LLC
The Woodlands Healthcare Center, LP	Delaware	LP
The Woodlands Resource Management GP, LLC	Delaware	LLC
The Woodlands Resource Management, LP	Delaware	LP
Town and Country Manor GP, LLC	Delaware	LLC
Town and Country Manor, LP	Delaware	LP

Annex A-2

Subsidiary Name	State of Formation	Type of Entity
Valley Healthcare Center, LLC	Delaware	LLC
Villa Maria Healthcare Center, LLC	Delaware	LLC
West Side Campus of Care GP, LLC	Delaware	LLC
West Side Campus of Care, LP	Delaware	LP
Willow Creek Healthcare Center, LLC	Delaware	LLC
Woodland Care Center, LLC	Delaware	LLC

Annex A-3

Annex B

Schedule of Subsidiary Guarantors

Set forth below is a list of all the Subsidiary Guarantors for the Indenture. The mailing address for each Subsidiary Guarantor is c/o Fountain View, Inc., 27442 Portola Parkway, Suite 200, Foothill Ranch, California 92610.

Alexandria Care Center, Inc.

Alta Care Center, LLC

Anaheim Terrace Care Center, LLC

Bay Crest Care Center, LLC

Brier Oak on Sunset, Inc. Elmcrest Care Center, Inc.

Carson Senior Assisted Living, LLC

Fountain View Subacute and Nursing Center, Inc.

Hallmark Investment Group, Inc.

Hallmark Rehabilitation, LLC

Hallmark Rehabilitation, LP

Hancock Park Rehabilitation Center, Inc.

Hancock Park Senior Assisted Living, Inc.

Hemet Senior Assisted Living, LLC

Leasehold Resource Group, LLC

Montebello Care Center, LLC

Rio Hondo Subacute and Nursing Center, Inc.

Royalwood Care Center, LLC

Sharon Care Center, LLC

Skilled Healthcare, LLC

Summit Care Corporation

Summit Care Management Texas, LLC

Summit Care Pharmacy, Inc.

Summit Care Texas, LP

Sycamore Park Care Center, Inc.

Woodland Care Center, LLC

Annex B-1

Exhibit Index

Exhibit T3A-1*	Certificate of Incorporation and Certificates of Amendment to Certificate of Incorporation of the Company, as in effect on the date of filing hereof.

Exhibit T3A-2	Amended and Restated Certificate of Incorporation of the Company anticipated to be in effect on the Effective Date (filed herewith).

Exhibit T3B*	Bylaws of the Company, as in effect on the date of filing hereof, which are anticipated to be in effect on the Effective Date.

Exhibit T3C	Form of Indenture among the Company, the Subsidiary Guarantors and U.S. Bank National Association, as Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E-1	Debtors’ Disclosure Statement dated April 22, 2003 (filed herewith).

Exhibit T3E-2	Debtors’ Third Amended Joint Plan of Reorganization, dated April 22, 2003 (filed herewith).

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Form T-1 qualifying U.S. Bank National Association, as Trustee under the Indenture to be qualified (filed herewith).

*	Incorporated by reference to the Company’s Registration Statement on Form S-4 (No. 333-57279) filed with the Securities and Exchange Commission on June 19, 1998, as amended.